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[SARA LEE LOGO]

                                                                    Exhibit 99.1



                                                 March 8, 2001



Dear Stockholder:


     In May 2000, Sara Lee Corporation announced a plan to establish its Coach business as a fully independent public company. As the first step of the separation, Coach, Inc. completed an initial public offering of its common stock in October 2000. In order to further implement this plan and distribute its shares of Coach common stock, Sara Lee is offering you, as a stockholder, the opportunity to exchange (generally on a tax-free basis) shares of Sara Lee common stock that you own for shares of Coach common stock. This transaction is referred to as the "exchange offer." Sara Lee currently owns 35,026,333 shares of Coach common stock.

     Sara Lee will exchange 0.846 shares of Coach common stock for each share of Sara Lee common stock that is tendered and accepted in the exchange offer. If Sara Lee stockholders tender more than 41,402,285 shares of Sara Lee common stock, then the number of shares of Sara Lee common stock to be accepted from each stockholder who tendered shares will be reduced on a pro rata basis, except for tenders by holders of less than 100 shares who tender all of their shares of Sara Lee common stock. If the conditions to the exchange offer are satisfied or waived and fewer than 41,402,285 shares of Sara Lee common stock are tendered, Sara Lee will accept for exchange all shares validly tendered and will distribute its remaining shares of Coach common stock on a pro rata basis to those who remain Sara Lee stockholders following the completion of the exchange offer. This transaction is referred to as the "spin-off."

     In order to facilitate a successful distribution of its shares of Coach common stock, Sara Lee has established the exchange ratio at a level that, as of March 5, 2001, would provide tendering stockholders with shares of Coach common stock having a market value greater than the market value of their tendered shares of Sara Lee common stock. This value is referred to as the "anticipated premium." Based on the closing prices for Coach and Sara Lee common stock on March 5, 2001, the anticipated premium would be approximately 12.9%. We cannot, however, predict what the amount of the actual premium, if any, will be.

     The terms and conditions of the exchange offer are contained in the enclosed offering circular-prospectus. In addition, we have prepared a Question and Answer section in the offering circular-prospectus that responds to commonly asked questions about the exchange offer. You should read all of the enclosed materials very carefully.

     Sara Lee has retained Mellon Investor Services LLC as our exchange agent. You may call the exchange agent at (866) 825-8873 (toll-free) in the United States, or (201) 373-5549 from elsewhere to request additional documents or to ask questions about the exchange offer materials. Sara Lee has also retained Morrow & Co., Inc. as our information agent to assist you with any questions you may have about the terms and conditions of the exchange offer. You may call the information agent at (800) 607-0088 (toll-free) in the United States, or (212) 754-8000 from elsewhere. Banks and brokerage firms should call the information agent at (800) 654-2468.

     I thank you for your continuing support of our company.

                                   Sincerely,

                                   C. Steven McMillan
                                   President and Chief Executive Officer